Exhibit 99.1

NETCLASS TECHNOLOGY INC Announces Closing of $2.4 Million Private Placement (PIPE) Financing

SINGAPORE and HONG KONG, November 14, 2025 – NETCLASS Technology INC (Nasdaq: NTCL; the “Company” or “NetClass”), a leading B2B smart education IT solutions provider with offices in Shanghai, Hong Kong, Singapore and Tokyo, today announced the successful closing of its previously announced PIPE financing, pursuant to a securities purchase agreement (the “Agreement”) entered into on August 31, 2025. The PIPE financing was led by an institutional investor (the “Investor”) for total gross proceeds of approximately $2.4 million.

The Company sold and issued an aggregate of 1,500,000 Class A ordinary shares at a price of $1.60 per share pursuant to the Agreement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”).

NetClass intends to use the net proceeds from the PIPE to fund the Company’s strategic plan to expand AI application scenarios and its education chain, advance the application of blockchain technology, and strengthen the adoption of EDC token in Singapore. These initiatives align with the Company’s strategic plan to broaden its global reach for blockchain and AI applications in Singapore.

“The successful closing of this financing marks another important milestone for NetClass as we execute on our vision to transform education through technology,” said Dr. Jianbiao Dai, Chairman and Chief Executive Officer of NetClass. “With this additional capital secured, we are positioned to accelerate the rollout of our AI-driven education ecosystem, strengthen our education chain and EDC token initiatives, and purse new token-based opportunities. Operating from our global headquarters in Singapore, we will continue to leverage the city’s supportive environment for blockchain and AI innovation to drive sustainable growth for our Company, partners, and shareholders.”

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About NETCLASS TECHNOLOGY INC

NETCLASS TECHNOLOGY INC is a leading B2B smart education specialist with offices in Shanghai, Hong Kong, Singapore, and Tokyo, providing innovative IT solutions to schools, training institutions, corporations, public agencies, and other organizations. Our services include SaaS subscription services and application software development, with solutions spanning teaching and campus management, online teaching, examinations, epidemic prevention, data storage, EDC (Education Credit) blockchain systems, and lecturer evaluation services. Our mission is to deliver reliable, high-quality products that drive sustainable growth for our customers. For more information, please visit the Company’s website: https://ir.netclasstech.com

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-

looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

NETCLASS TECHNOLOGY INC

Investor Relations

Email: ir@netclasstech.com

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global